

OFFERING MEMORANDUM

facilitated by



Moon Management Inc

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Moon Management Inc
State of Organization	FL
Date of Formation	11/20/1987
Entity Type	Sub-S Corporation
Street Address	1105 E Lafayette St, Tallahassee FL, 32301
Website Address	http://tallahassee.moonevents.com/

(B) Directors and Officers of the Company

Key Person	Scott Carswell
Position with the Company Title First Year	President, Secretary/Treasurer 1987
Other business experience (last three years)	President of the Moon since 1987

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Scott Carswell	50%
Julia Carswell	50%

(D) The Company's Business and Business Plan

About The Moon

The Moon opened on April 24, 1985. For over 35 years, The Moon has been Tallahassee's premier variety showcase for entertainment and community events. The Moon was designed for event diversity and flexibility. The Moon is Tallahassee's Community Arts Center.

In 1985, it was unheard of to have a concert/nightclub venue switch from country to hip-hop on back-to-back nights. The Moon opened with a pop-rock group The Producers, and within three weeks hosted "non-smoking" Dance Nights, a classical performance by Leonidas Lipovetsky, jazz with Sypro Gyro, country with John Anderson, R&B with The Manhattans, and Big Band by Guy Lombardo. The Moon has not stopped presenting all genres of entertainment and community benefits since.

The Moon has been home to such headliners as Dionne Warwick, Hall & Oats, The Temptations, Bonnie Raitt, John Prine, Joe Cocker, Willie Nelson, George Strait, Kenny Chesney, The Judds, Billie Dean, Jimmy Buffet, BB King, George Clinton, Skrillex, T-Pain, Tab Benoit, Gregg Allman, Derek Trucks, and Susan Tedeschi, Jeezy, J. Cole, Future, Widespread Panic, Red Hot Chili Peppers, JJ Grey, and Mofro, The Ramones, and hundreds more. Florida State University Student Campus Entertainment has presented over 350 concerts. A full list of events can be viewed on www.moonevents.com

In addition to our diverse programming of events, hundreds of benefits have been hosted at the Moon, including fundraisers, galas, and events for worthy causes throughout our region. Some of the long-running charitable organizations that have hosted their benefit events at The Moon include; Carmen Cummings Sickle Cell Gala, The Pyramid Players, Big Bend Cares, Big Bend Hospice, Alzheimer's Benefit, City Church services, St. Peter's Anglican Church, Muscular Dystrophy Association, Word of South Festival, Lloyd Music Festival, The Urban League Gala, Capital City Press Skits, Tom Joyner Live Shows, The American Red Cross, Legislative Black Caucus, Habitat for Humanity, Fraternal Order of Police, FAMU Annual Homecoming Alumni Galas, The Governor's Inaugural Ball and many more.

For 35 years and counting, the Tallahassee community has been involved with and benefited from The Moon.

The Moon was designed, funded, and has been operated by Scott Carswell since 1984 when he arranged for the purchase of a closed A&P Grocery store located at 1105 East Lafayette St. and began development. Since 1988 when Scott and Julie married, the operations have been managed by both as general managers and co-owners.

The Pitch

The Moon has made a profit every year for 35 years. It is a stable and integral part of the Tallahassee Community.

Due to the Covid-19 pandemic, The Moon was ordered closed by Executive Order on March 17, 2020. Much deferred maintenance had accrued over the decades of high use that could not be conducted while still maintaining operations. The owners, Scott and Julie Carswell, made the thoughtful and measured decision to make extensive renovations while The Moon was forced to shut down all events with public attendance. Renovations were budgeted and approved immediately by The Carswells who own the Moon land and building and their primary lender, The First Bank. Renovations began the week following the shutdown order.

The Carswells, along with most others, thought then that the pandemic would end, and the Country/World would be back to normal in a few months. That assumption has not proven correct. The Moon has remained closed to the public since March 14 and will not open until governmental authorization to do so, and most important that the general public supports attending events again.

We are six (6) months into this shutdown, and no one knows when or what the reopening will look like for assembly operators like The Moon.

Since closing in March, The Moon installed a new roof, new floors, new production booth converting from analog to digital, the addition of a TV broadcast suite with fiber-optic lines for live streaming and TV broadcast. The Moon had a professional, thorough cleaning from the ceiling to baseboards, including removing all equipment from the two large catering kitchens. These kitchens were cleaned, equipment repaired or replaced, painted, and rebuilt. The Moon is in the final phase of renovations. All that remains to be completed are the main bathrooms that were removed and rebuilt from the brick walls out, with new tile floors and walls, new lighting, new fixtures and toilets, new partitions, granite top counters, and under-mount sinks. The overall expenditure to date is over $300,000.

The Moon is positioned to uniquely serve Tallahassee during these times of limited attendance required by social distancing and Covid-19 regulations.

The Moon has produced for broadcast, two (2) Tallahassee Symphony Orchestra performances, and a Southern Shakespeare Company performance. Neither one had audience participation.

The Moon has an open seating format. Meaning, there are no fixed seats. Each event is set up according to the needs of the event. The open seating format allows The Moon to set the room up with table seating, all socially distanced by a minimum of 6 feet, for an audience of 400. Table seating for 400 is well below the Moon fire capacity of 1,500.

The Moon has been contracted by the Tallahassee Ballet to host its September event. A limited audience will attend. Many other community events like this are planned.

Ongoing discussions are underway with Florida State University Opening Nights regarding the use of the venue for many events for the late 2020 – 2021 season. Up to 15 are possible. The primary venue for Opening Nights, Ruby Diamond Auditorium, is closed. And with fixed seating, like most auditoriums, this venue will take longer to bring back online with the Covid-19 restrictions.

The Carswells are asking the community to help keep this unique and historical venue open. Planning and funding for a year or more of limited use are needed before The Moon can get back to the operating levels required to maintain and run such a large business. This offering is not a gift or a donation request. It is a security, a debt of Moon Management, Inc. The Revenue Note is required to be paid from gross revenue only after sales taxes, and before expenses. This type of security will allow The Moon to pay a limited amount based on revenue, while the business is rebuilt along what is sure to be a long road to full capacity.

Thank you for your consideration.

(E) Number of Employees

The Company currently has 15 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$150,000
Offering Deadline	October 21, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$141,000	$470,000
Mainvest Compensation	$9,000	$30,000
TOTAL	$150,000	$500,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	.75 - 2.5%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple	1.25 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.17%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of .75% and a maximum rate of 2.5% and is rounded to the nearest 1/100th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$150,000	0.75%
$237,500	1.19%
$325,000	1.63%
$412,500	2.06%
$500,000	2.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Scott Carswell	50%
Julia Carswell	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
General Trade Payables	$34,505	0%	08/27/2020	30 Day Revolving
Current portion of Notes (First Bank Line of Credit, Scott and Julie Carswell, and COVID bridge loan)	$87,413	5%	07/27/2021	
SBA PPP Loan	$111,670	1%	06/30/2030	PPP loan is potentially forgivable
Asssentum Capital	$33,458	7.2%	03/01/2025	
Florida First Capital Finance Corporation	$50,000	1%	04/02/2021	COVID 19 Bridge Loan
Due to Scott & Julie Carswell	$232,009	1%	12/31/2050	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Moon Management, Inc. (the "Company") a Florida Sub Chapter S Corporation, was incorporated on November 20, 1987. The Company operates an entertainment complex known as The Moon in Tallahassee, Fl. Located at 1105 East Lafayette Street, 32301. The company maintains and is licensed as a 4COP "Quota" operator by the State of Florida which allows on premise sales and consumption of alcoholic beverages with no requirement of food percentages.

The building is an approximately 25,000 SF venue with a fire code capacity of 1,500 in the main room and 200 in the adjoining Patio and Lounge.

The Company leases the property from Tallahassee's Entertainment Facility, Inc., which is owned 100% by Scott and Julie Carswell. The Company pays $12,000 per month in lease payments, plus all expenses associated with the operation of the The Moon business and all maintenance of the property.

Both entities, Moon Management, Inc. and Tallahassee's Entertainment Facility, Inc are cross collateralized on all debt to the first mortgage holder, The First Bank. The Companies primary source of revenue is ticket sales to concerts, cover charges, rental fees, food and alcoholic beverages. The venue has two (2) complete catering kitchens.

Historical milestones

The Moon has been operating for over 35 years and has since achieved the following:

- Operated a performing arts venue in Tallahassee and achieved profitability every year for the past 35 years.
- In 2018, had revenue of $2.213 million, which grew 4.0% to $2.301 million in 2019.
- Achieved a profit margin of 3.33% in 2018, which increased to 6.01% in 2019.
- Since closing in March, The Moon installed a new roof, new floors, new production booth converting from analog to digital, the addition of a TV broadcast suite with fiber-optic lines for live streaming and TV broadcast. The Moon had a professional, thorough cleaning from the ceiling to baseboards, including removing all equipment from the two large catering kitchens. These kitchens were cleaned, equipment repaired or replaced, painted, and rebuilt. The Moon is in the final phase of renovations. All that remains to be completed are the main bathrooms that were removed and rebuilt from the brick walls out, with new tile floors and walls, new lighting, new fixtures and toilets, new partitions, granite top counters, and under-mount sinks. The overall expenditure to date is over $300,000.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of the date of this Offering Memorandum, The Moon has debt of $672,608, including $232,009 of which is owed to the owners, Scott and Julie Carswell. The non-owner debt is sourced primarily from First Bank and Ascentium Capital and will be senior to any investment raised on Mainvest. Roughly $111k of the debt is for the PPP SBA loan, which either a portion or all of is likely to be forgiven. In addition to the The Moon's outstanding debt and the debt raised on Mainvest, The Moon may require additional funds from alternate sources at a later date.

Financial liquidity

The Moon has a low liquidity position due to its moderately low cash reserves as compared to debt and other liabilities. The Moon expects its liquidity position to decline upon raising capital on Mainvest, using that capital for operational purposes while COVID-19 is affecting business levels, before returning to normal levels of liquidity as economic & public health conditions recover.

Impact of COVID on Music Venues

As a nightclub/music venue, the Moon's financial condition is significantly impacted by the COVID-19 pandemic. Operations have declined to a very limited basis and it is possible it could take months or longer until the Moon is able to operate at higher capacity and eventually full capacity. The Moon company management has taken this time to renovate the building, which should put it in a strong position once the venue is able to fully re-open.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$500,000	$1,750,000	$2,300,000	$2,415,000	$2,535,750
Cost of Goods Sold	$85,000	$297,500	$391,000	$410,550	$431,077
Gross Profit	$415,000	$1,452,500	$1,909,000	$2,004,450	$2,104,673
EXPENSES					
Operating Expenses	$600,000	$1,347,500	$1,771,000	$1,800,000	$1,900,000
Operating Profit	$-185,000	$105,000	$138,000	$204,450	$204,673

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$405,336.00	$430,859.00
Cash & Cash Equivalents	$94,990.00	$78,172.00
Accounts Receivable	$0	$0.00
Short-term Debt	$197,223.00	$156,196.00
Long-term Debt	$176,872.00	$248,683.00
Revenues/Sales	$2,212,417.00	$2,300,748.00
Cost of Goods Sold	$956,667.00	$968,191.00
Taxes Paid	$0	$0
Net Income	$82,744.00	$159,216.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V